Mercedes-Benz Auto Lease Trust 2020-B
Investor Report
Collection Period Ended   30-Apr-2021

Amounts in USD

Dates

Collection Period No.		8			
Collection Period (from... to)		1-Apr-2021	30-Apr-2021		
Determination Date		13-May-2021			
Record Date		14-May-2021			
Payment Date		17-May-2021			
Interest Period of the Class A-1 Notes (from... to)		15-Apr-2021	17-May-2021	Actual/360 Days	32
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 5/15/2021		15-Apr-2021	15-May-2021	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	157,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	420,000,000.00	372,169,391.92	337,069,838.33	35,099,553.59	83.570366	0.802547
Class A-3 Notes	345,000,000.00	345,000,000.00	345,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	88,120,000.00	88,120,000.00	88,120,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,010,120,000.00**	**805,289,391.92**	**770,189,838.33**	**35,099,553.59**		
Overcollateralization	171,309,810.94	186,075,195.22	186,075,195.22			
Total Securitization Value	**1,181,429,810.94**	**991,364,587.14**	**956,265,033.55**			
present value of lease payments	510,088,176.38	349,801,768.43	330,653,954.02			
present value of Base Residual Value	671,341,634.56	641,562,818.71	625,611,079.53			

	Amount	Percentage
Initial Overcollateralization Amount	171,309,810.94	14.50%
Target Overcollateralization Amount	186,075,195.22	15.75%
Current Overcollateralization Amount	186,075,195.22	15.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.184160%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.310000%	96,143.76	0.228914	35,195,697.35	83.799279
Class A-3 Notes	0.400000%	115,000.00	0.333333	115,000.00	0.333333
Class A-4 Notes	0.500000%	36,716.67	0.416667	36,716.67	0.416667
Total		**247,860.43**		**$35,347,414.02**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,122,358,320.39	932,293,096.59	897,193,543.00

Available 2020-B Collections

Lease Payments Received	19,008,803.29
Net Sales Proceeds-early terminations (incl Defaulted Leases)	16,357,634.34
Net Sales Proceeds-scheduled terminations	10,419,505.07
Excess wear and tear included in Net Sales Proceeds	22,713.25
Excess mileage included in Net Sales Proceeds	67,218.52
Subtotal	45,785,942.70
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	405.90
Total Available Collections	**45,786,348.60**

Distribution on the Exchange Note

(1) Total Servicing Fee	826,137.16
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (0.51%)	396,224.57
(3) Exchange Note Principal Distributable Amount	35,099,553.59
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	9,464,433.28
Total Distribution	**45,786,348.60**

Available Funds ABS Notes

Total Exchange Note Payments	35,495,778.16
Reserve Account Draw Amount	0.00
Total Available Funds	**35,495,778.16**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	247,860.43
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	35,099,553.59
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	148,364.14
Total Distribution	**35,495,778.16**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	826,137.16	826,137.16	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	247,860.43	247,860.43	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	96,143.76	96,143.76	0.00
thereof on Class A-3 Notes	115,000.00	115,000.00	0.00
thereof on Class A-4 Notes	36,716.67	36,716.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	247,860.43	247,860.43	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	35,099,553.59	35,099,553.59	0.00
Principal Distribution Amount	35,099,553.59	35,099,553.59	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	5,907,149.05
Reserve Fund Amount - Beginning Balance	5,907,149.05
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	48.55
minus Net Investment Earnings	48.55
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	5,907,149.05
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	48.55
Net Investment Earnings on the Exchange Note	
Collection Account	357.35
Investment Earnings for the Collection Period	405.90

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,181,429,810.94	28,897
Securitization Value beginning of Collection Period	991,364,587.14	26,540
Principal portion of lease payments	13,744,801.94	
Terminations- Early	12,629,816.89	
Terminations- Scheduled	8,098,597.47	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	626,337.29	
Securitization Value end of Collection Period	956,265,033.55	25,760
Pool Factor	80.94%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.68%	6.67%
Weighted Average Remaining Term (months)	27.02	20.32
Weighted Average Seasoning (months)	11.38	18.17
Aggregate Base Residual Value	775,726,981.78	693,617,158.68
Cumulative Turn-in Ratio		66.97%
Proportion of base prepayment assumption realized life to date		109.63%
Actual lifetime prepayment speed		0.50%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	954,552,125.87	25,719	99.82%
31-60 Days Delinquent	1,206,186.45	29	0.13%
61-90 Days Delinquent	456,671.34	10	0.05%
91-120 Days Delinquent	50,049.89	2	0.01%
Total	956,265,033.55	25,760	100.00%

Delinquency Trigger	**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.053%
Delinquency Trigger occurred	No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Defaulted Leases, Beg of Collection Period	520,400.17	12	6,813,425.65	165
Liquidation Proceeds	381,686.14		6,135,205.56	
Recoveries	299,067.06		694,715.38	
Principal Net Credit Loss / (Gain)	(160,353.03)		(16,495.29)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.198)%	
Prior Collection Period	0.211 %	
Second Prior Collection Period	(0.012%)	
Third Prior Collection Period	0.024 %	
Four Month Average	0.007%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   (0.001)%

Average Net Credit Loss / (Gain)   (99.97)

Residual Loss	Current		Cumulative	
	Amount	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Liquidated Leases, Beg of Collection Period	20,834,351.48	768	89,104,260.20	2,964
Sales Proceeds and Other Payments Received	25,939,871.63		109,076,022.62	
Residual Loss / (Gain)	(5,105,520.15)		(19,971,762.42)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(6.291)%	
Prior Collection Period	(5.314%)	
Second Prior Collection Period	(2.170%)	
Third Prior Collection Period	(2.310%)	
Four Month Average	(4.021)%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (1.690)%

Average Residual Loss / (Gain)   (6,738.11)